





JADE HOUSE
MANAGEMENT

To Those Who Believe in Building Better –

Thank you for taking the time to learn about Jade House Management LLC.

At its core, Jade House Management exists to accelerate the mission of The Jade House Project — creating an ethical, sustainable, and Medicaid-aligned future for recovery in Florida. Our management company was built to move faster, hold stronger operational integrity, and unlock the critical services and assets needed to stabilize community care.

Through a hybrid of service contracts (billing, utilization review, admissions) and targeted real estate acquisition (housing and clinical spaces), we are creating a rare, durable foundation for behavioral health growth. Our anchor client — Jade House Treatment Center, Inc. — ensures a stable service base as we scale toward broader impact across the Medicaid, reentry, and underserved communities.

Investing in Jade House Management is more than a financial opportunity: it's a commitment to building the systems that ethical care depends on. Every dollar raised is carefully deployed to expand access, restore trust, and build the infrastructure that South Florida desperately needs.

We would be honored to have you join us as an early supporter of this work.

Please feel free to contact me directly with any questions or to discuss next steps.

With respect and determination,

John Visciano

John Visciano
Managing Director

Legal Disclosure – Testing the Waters Notice: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

[redacted] www.jade-house.org [redacted]